UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan Street

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

BlackSwan Acquisition

On January 27, 2025, Hub Cyber Security Ltd. (the “Company”) announced the closing of its previously reported acquisition of BlackSwan Technologies, Inc., a Delaware corporation (“BlackSwan”).

As a result of the acquisition, the Company issued to BlackSwan equityholders 31,175,242 ordinary shares and pre-funded warrants to purchase 5,122,691 ordinary shares of the Company. 3,650,000 of the shares issued to the Blackswan equityholders are being held in escrow for a period of 12 months following the closing date to secure certain indemnification obligations. Following the issuance, the Company has 71,196,827 ordinary shares outstanding, with the ordinary shares issued as a result of the acquisition constituting approximately 43.79% of the Company’s outstanding ordinary shares and approximately 29.91% of the Company’s share capital on a fully-diluted basis (after giving effect to additional shares issuable pursuant to adjustment mechanisms under existing securities but excluding existing warrants that are significantly out-of-the-money, unvested equity grants, and convertible notes that are expected to be repaid and not converted). The exercise of the pre-funded warrants is limited to the extent that, upon exercise, the holder and its affiliates would hold more than 4.99% of the Company’s outstanding ordinary shares.

The ordinary shares issued in the transaction are subject to transfer restrictions for a period of 18 months following the closing date. Specifically, all such shares are restricted from transfer for a period of six-months. After six months, each former BlackSwan equityholder will be entitled to transfer up to 28% of its shares. Over the following 12 months, an additional 6% of the shares will be released from the lock-up each month.

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: January 27, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release entitled “HUB Cyber Security Completes Acquisition of BlackSwan Technologies to Drive AI-Powered Data Solutions for Global Enterprises”, dated January 27, 2025.

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